As confidentially submitted to the Securities and Exchange Commission on January 12, 2022 as Amendment No.1 to the draft registration statement submitted on December 20, 2021. This Amendment No.1 has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.
Registration No. 333–

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Prime Medicine, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	84-3097762 (I.R.S. Employer Identification No.)

Prime Medicine, Inc.
21 Erie Street
Cambridge, MA 02139
(617) 564-0013
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Keith Gottesdiener, M.D.
President and Chief Executive Officer
Prime Medicine, Inc.
21 Erie Street
Cambridge, MA 02139
(617) 465-0013
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kingsley L. Taft Marishka DeToy Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Richard D. Truesdell, Jr. Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large Accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

CALCULATION OF REGISTRATION FEE
Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.00001 par value per share		$	$
(1)Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory note
This Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement (“Draft Registration Statement”) is being filed solely for the purpose of filing Exhibits 3.1, 3.3, 4.1, 10.1, 10.13, 10.14, 10.15, 10.16, 10.17, 10.18, 10.19 and 21.1. This Amendment No. 1 does not modify any provisions of the prospectus that forms a part of the Draft Registration Statement and accordingly, such prospectus has been omitted.

Part II
Information Not Required in Prospectus
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market initial listing fee.

SEC registration fee	$ *
FINRA filing fee	*
Nasdaq listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	$ *
__________________
*To be provided by amendment.
Item 14. Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law (the DGCL) authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.
We have adopted provisions in our certificate of incorporation and bylaws to be in effect upon the effectiveness of this registration statement that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:
•any breach of the director’s duty of loyalty to us or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or
•any transaction from which the director derived an improper personal benefit.
These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws to be in effect upon the effectiveness of this registration statement provide that:
•we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and
•we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.
We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director or executive officer in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.
We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.
The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Exchange Act.
Item 15. Recent Sales of Unregistered Securities
Since our inception in September 2019, we have issued the following securities that were not registered under the Securities Act:
(a)Issuances of Capital Stock
In September 2019, in connection with, and as partial consideration for the entry by The Broad Institute, Inc., or the Broad Institute, into, a License and Subscription Agreement, or the Broad License Agreement, we issued 1,938,429 shares of our common stock to the Broad Institute.
In September 2020, in connection with, and as partial consideration for the entry by Beam Therapeutics, Inc. into, a License and Subscription Agreement, or the Beam License Agreement, we issued an aggregate of 5,000,000 shares of our common stock.
In March 2021, we issued an additional 7,768,425 shares of our common stock pursuant to the Broad Institute’s anti-dilution rights under the Broad License Agreement.
In September 2019, November 2020 and April 2021, accredited investors and the Broad Institute purchased an aggregate of 115,761,842 shares of our Series A redeemable convertible preferred stock at a price per share of $1.00, for an aggregate purchase price of approximately $115,761,842.
In April 2021, accredited investors purchased an aggregate of 45,658,957 shares of our Series B convertible preferred stock at a price per share of $4.3803, for an aggregate purchase price of approximately $199,999,929.
No underwriters were involved in the foregoing sales of securities. The sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and

Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.
(c)Grants and Exercises of Stock Options and Restricted Stock
As of the date hereof, we have granted stock options to purchase an aggregate of 9,143,220 shares of our common stock, with exercise prices ranging from $1.18 to $3.39 per share, to employees, directors and consultants pursuant to 2019 Plan. No shares of common stock have been issued upon the exercise of stock options pursuant to the 2019 Plan.
As of the date hereof, we have granted an aggregate of 19,129,060 shares of restricted stock to employees and consultants under the 2019 Plan and an additional 66,932,341 shares to our co-founders outside of the 2019 Plan. In August 2021, we repurchased 56,667 shares of restricted stock previously granted under the 2019 plan.
The issuances of the securities under the 2019 Plan described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.
The issuance of securities described above to employees and consultants outside of the 2019 Plan were deemed exempt from registration pursuant to Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering.
Item 16. Exhibits and Financial Statement Schedules
(a)Exhibits.

Exhibit number	Exhibit table

1.1*	Form of Underwriting Agreement

3.1	Second Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Third Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.3	By-laws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated By-laws (to be effective upon the closing of this offering)

4.1††	Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated April 20, 2021

4.2*	Form of Common Stock Certificate

5.1*	Opinion of Goodwin Procter LLP

10.1#	2019 Stock Option and Grant Plan, as amended, and forms of award agreements thereunder

10.2*#	2022 Stock Option and Incentive Plan and forms of award agreements thereunder

10.3*#	2022 Employee Stock Purchase Plan

10.4*#	Senior Executive Cash Incentive Bonus Plan

10.5*#	Non-Employee Director Compensation Policy

10.6*#	Form of Officer Indemnification Agreement

10.7*#	Form of Director Indemnification Agreement

10.8*#	Employment Agreement between the Registrant and Keith Gottesdiener, to be in effect upon the closing of this offering

10.9*#	Employment Agreement between the Registrant and Jeremy Duffield, to be in effect upon the closing of this offering

10.10*#	Employment Agreement between the Registrant and Ann Lee, to be in effect upon the closing of this offering

10.11*#	Employment Agreement between the Registrant and Carman Alenson, to be in effect upon the closing of this offering

10.12*#	Employment Agreement between the Registrant and Meredith Goldwasser, to be in effect upon the closing of this offering

10.13†	Collaboration and License Agreement, dated September 26, 2019, between Beam Therapeutics, Inc. and the Registrant

10.14†	License Agreement, dated September 26, 2019, between The Broad Institute, Inc. and the Registrant, as amended

10.15†	Amendment No. 1 to License Agreement, dated May 5, 2020, between The Broad Institute, Inc. and the Registrant

10.16†	Amendment No. 2 to License Agreement, dated February 18, 2021, between The Broad Institute, Inc. and the Registrant

10.17††	License Agreement, dated March 16, 2020, between MIL 21E, LLC and the Registrant, as amended

10.18††	Consulting Agreement between the Registrant and David Liu, dated September 13, 2019

10.19	Amendment No. 1 to the Consulting Agreement between the Registrant and David Liu, dated October 22, 2021

21.1	Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers, LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page to this registration statement)

__________________
*To be filed by amendment.
#    Indicates a management contract or any compensatory plan, contract or arrangement.
†    Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the SEC.
††    Certain exhibits and schedules to these agreements have been omitted pursuant to Item 601 of Regulation S-K. The registrant will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.
(b)Financial Statement Schedules.
None.
Item 17. Undertakings
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(i)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act, Prime Medicine, Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on the             day of                  , 2022.

Prime Medicine, Inc.

By:
Keith Gottesdiener
President and Chief Executive Officer
Signatures and Power of Attorney
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Keith Gottesdiener and Carman Alenson, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the                 day of                 , 2022.

Signature	Title

President, Chief Executive Officer and Director
Keith Gottesdiener	(Principal Executive Officer)

Chief Accounting Officer
Carman Alenson	(Principal Financial Officer and Principal Accounting Officer)

Director
John Evans

Director
Stephen Knight

Director
Robert Nelsen

Director
David Schenkein

Director
Thomas Cahill

Director
Michael Kelly

Director
Wendy Chung

Director
Kaye Foster